Exhibit 4.17
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Block, Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our capital stock and certain terms of our certificate of incorporation and bylaws currently in effect. This discussion summarizes some of the important rights of our stockholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can only be determined in full, and the descriptions herein are qualified in their entirety, by reference to our amended and restated certificate of incorporation and amended and restated bylaws, as well as the applicable provisions of the Delaware General Corporation Law (“DGCL”).
General
Our authorized capital stock consists of 1,600,000,000 shares of capital stock, $0.0000001 par value per share, of which:

•	1,000,000,000 shares are designated to Class A common stock;

•	500,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.
The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you.
Capital Stock
Class A and Class B Common Stock
All authorized but unissued shares of our common stock are available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the New York Stock Exchange. Our amended and restated certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B common stock are treated equally and identically.
Voting Rights. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. The holders of common stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Holders of common stock are entitled to ratably receive dividends if, as, and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal its book value.
Right to Receive Liquidation Distributions. Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation, or upon the affirmative vote of a majority of the voting power of the outstanding shares of our Class B common stock, voting separately as a class. All outstanding shares of our Class B common stock will convert into shares of our Class A common stock when the shares of our Class B common stock represent less than 5% of the combined voting power of our Class A common stock and Class B common stock.
Other Matters. The common stock has no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.
Preferred Stock
Pursuant to our amended and restated certificate of incorporation, 100,000,000 shares of preferred stock are issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences, or relative, participation, optional, or other special rights (if any), and any qualifications, limitations, or restrictions thereof as our board of directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and Our Amended and Restated Bylaws
Certain provisions of Delaware law and certain provisions that are included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Dual Class Stock
Our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides holders of our Class B common stock with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
Preferred Stock
Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences, or relative, participation, optional, and other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of such series.
Classified Board
Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, designated Class I, Class II, and Class III. Each class has an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will continue to be elected for a three-year term.
Removal of Directors
Our amended and restated certificate of incorporation provides that stockholders may only remove a director for cause by a vote of no less than a majority of the voting power of the shares present in person or by proxy at a meeting for the election of directors and entitled to vote.
Director Vacancies
Our amended and restated certificate of incorporation authorizes only our board of directors to fill vacant directorships.

No Cumulative Voting
Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulate votes in the election of directors.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the chairman of the board of directors, or by our Chief Executive Officer (or President in the absence of a Chief Executive Officer).
Advance Notice Procedures for Director Nominations
Our amended and restated bylaws establish advance notice procedures for stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders. Although our amended and restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.
Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.
Amending our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL, provided that the amendment of certain provisions (including those described above) will require the approval of at least two-thirds of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders upon the approval of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, provided that the amendment of certain provisions (including those described above) will require the approval of at least two-thirds of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors. Additionally, our amended and restated certificate of incorporation provides that our bylaws may be adopted, amended, altered, or repealed by the board of directors.

Authorized but Unissued Shares
Our authorized but unissued shares of Class A common stock and preferred stock are available for future issuances without stockholder approval, except as required by the listing standards of the New York Stock Exchange, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.
Exclusive Jurisdiction
Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders, any action asserting a claim arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine.
Business Combinations with Interested Stockholders
Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Listing and Trading
Our Class A common stock is listed on the New York Stock Exchange under the symbol “XYZ.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is ComputerShare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.